Exhibit 12

		Year Ended December 31,
	YTD 9/10	2009	2008	2007	2006	2005

Earnings as defined:
Pretax income from continuing operations	$513,519	$493,725	$506,424	$431,251	$323,159	$281,657
Add: Fixed charges	175,001	224,041	199,739	311,377	264,672	263,516
Earnings as defined	$688,520	$717,766	$706,163	$742,628	$587,831	$545,173

Fixed charges:
Interest charges	$128,125	$166,212	$154,313	$180,230	$137,493	$144,835
Interest charges on life insurance policy borrowings	287	324	248	105,396	117,536	107,610
Interest component of leases	46,589	57,505	45,178	25,751	9,643	11,071
Total fixed charges	$175,001	$224,041	$199,739	$311,377	$264,672	$263,516

Ratio of earnings to fixed charges
	3.9	3.2	3.5	2.4	2.2	2.1